SUBSIDIARIES OF DIGS, INC.



     The following entities are wholly-owned subsidiaries of DIGS, Inc.:

           Digital Corporate Profiles, Inc., a California corporation.

           DXF Design, Inc., a California corporation.

           Digs Web Video, Inc., a California corporation.